

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Evan Sotiriou
Head of Portfolio Operations
Healthcare Assurance Acquisition Corp.
20 University Road
Cambridge, MA 02138

      **Re:  Healthcare Assurance Acquisition Corp.**
            **Amendment No. 2 to Form S-1 filed November 9, 2020**
            **File No. 333-249667**

Dear Mr. Sotiriou :

      We have reviewed your amended Form S-1 and have the following comment.

      Please respond to this letter by publicly filing an amended registration statement.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended registration statement, we may have additional comments.

Amendment No. 2 to Form S-1 filed November 9, 2020

Exclusive Forum for Certain Lawsuits, page 142

1.     With respect to actions under the Securities Act, it appears that your disclosure is not consistent with either the carryover Risk Factor on pages 59-60 or Section 12.1(a) of Exhibit 3.2 which states,  "The exclusive forum provision in this *Section 12.1(a)* shall not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act of 1933, as amended (the "Securities Act"), or any other claim for which the federal courts have exclusive jurisdiction."  Please revise the disclosure in this section.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3795 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction